09042975

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

D.C. 12/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maple Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place Suite 2600 Floor 26th
(No. and Street)

Jersey City NJ 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Malosky (201) 369-3020
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/18

OATH OR AFFIRMATION

I, John Malosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities USA, as of September 30th, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYN CABALLERO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 5/7/2012

Signature

President
Title

Notary Public

Sworn to and subscribed
before me this
19 day of 11, 2009

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2009

Contents

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 25, 2009

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2009

Assets	
Cash and cash equivalents	$ 991,376
Cash collateral held pursuant to swap arrangement	800,000
Securities purchased under agreements to resell	5,897,670
Securities borrowed	941,659,745
Securities received as collateral	252,549
Securities and derivative contracts owned, at fair value	96,449,950
Due from brokers, clearing organizations and others	5,659,107
Fixed assets, net of accumulated depreciation of $3,691,391	1,184,147
Deferred tax assets	652,996
Other assets	564,278
Total assets	$ 1,054,111,818
Liabilities and shareholder's equity	
Liabilities:	
Bank overdraft	$ 633,147
Loan payable	15,800,000
Securities loaned	817,019,172
Obligation to return cash collateral held pursuant to swap arrangement	800,000
Obligation to return securities received as collateral	252,549
Securities and derivative contracts sold, but not yet purchased, at fair value	101,428,817
Due to brokers, clearing organizations and others	836,579
Accounts payable and accrued liabilities	5,671,022
Total liabilities	942,441,286
Shareholder's equity:	
Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding	55,944,171
Additional paid–in capital	55,738,740
Accumulated deficit	(12,379)
Total shareholder's equity	111,670,532
Total liabilities and shareholder's equity	$ 1,054,111,818

See notes to statement of financial condition.

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition

September 30, 2009

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker–dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the Options Clearing Corporation. The Company is a wholly–owned subsidiary of Maple Partners America, Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary securities trading for its own account. Additionally, the Company engages in stock borrowing and stock lending activities.

The Company does not carry customer accounts as defined by the Securities and Exchange Commission ("SEC") Rule 15c3–3, the customer protection rule.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Securities transactions and related income and expense are recorded on a trade–date basis. Derivative contracts, securities owned and securities sold, but not yet purchased, are stated at fair value.

The fair value of derivative contracts, securities owned and securities sold, but not yet purchased, is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

2. Significant Accounting Policies (continued)

The Company considers all highly liquid financial instruments purchased with an original maturity date of three months or less to be cash equivalents.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value.

Furniture and fixtures, computer and telephone equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets are depreciated on the straight-line basis over the useful life ranging from three to fifteen years. Leasehold improvements are amortized over the shorter of the economic life or the term of the lease.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

Dividend income and expense is recognized on the ex-dividend date. Interest income and expense is recognized on an accrual basis.

Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

In September 2006, the FASB issued ASC 740-10, *Income Taxes*. The standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740. The disclosure provisions of the ASC 740-10 will provide more information about the uncertainty in income tax assets and liabilities, including any changes in unrecognized tax benefits during the year. On December 30, 2008, the FASB deferred the adoption of ASC 740-10 for annual financial statements of certain nonpublic enterprises for fiscal years beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. The management of the company has elected to defer the adoption of ASC 740-10, and is evaluating the potential impact, if any, of ASC 740-10 upon adoption.

3. Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in securities sold, but not yet purchased. The Company records rebate income and fee expense on the accrual basis.

Reflected in securities borrowed and securities loaned on the statement of financial condition are dividends and rebates receivable and payable, respectively. As of September 30, 2009, the Company recorded total dividends and rebates receivable and payable of $2,501,139 and $3,507,139, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2009, the Company obtained securities with a fair value of $939,411,155 on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased.

In accordance with ASC 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral. At September 30, 2009, these amounts totaled a fair value of $252,549 and are reflected as securities received as collateral and obligation to return securities received as collateral on the statement of financial condition.

4. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("resale agreements") are collateralized by U.S. government and agency obligations and are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of these underlying assets is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

At September 30, 2009, the fair value of securities received as collateral totaled $5,896,208. Substantially all of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At September 30, 2009, included in securities purchased under agreements to resell on the statement of financial condition is accrued interest of $1,462.

5. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2009, amounts due from and due to brokers, clearing organizations and others consist of the following:

	Due from Brokers, Clearing Organizations and Others	Due to Brokers, Clearing Organizations and Others
Due from clearing brokers	$ 9,982	$ –
Due from/to clearing organizations	108,124	418,917
Deposits with clearing organizations	4,920,069	–
Unsettled trades	–	393,769
Due from/to affiliates	620,932	23,893
	$ 5,659,107	$ 836,579

6. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased

At September 30, 2009, included in securities and derivative contracts owned are equity securities with a fair value of $96,423,373, equity option contracts with a fair value of $357 and equity swaps with a fair value of $26,220. Included in securities and derivative contracts sold, but not yet purchased, are equity securities with a fair value of $91,332,626 and equity option contracts written with a fair value of $10,096,191.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

Additionally, at September 30, 2009, the Company has pledged equity securities owned and U.S. Government securities received as collateral under resale agreements with a fair value of $32,013,198 and $1,264,509, respectively, to the Options Clearing Corporation ("OCC") in order to satisfy its margin requirement.

7. Fair Value Measurements and Disclosures

The Company adopted ASC 820, *Fair Value Measurements and Disclosures*, with effect from October 1, 2008. The adoption of ASC 820 did not have a material impact on the Company's fair value measurements. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

7. Fair Value Measurements and Disclosures (continued)

The three tier hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs, including but not limited to, quoted prices for similar securities, interest rates, prepayments speeds and credit risk
- Level 3 – significant unobservable inputs inclusive of the Company's own assumptions in determining the value of investments

The following is a summary of inputs used as of September 30, 2009 in valuing the Company's investments:

Description	Quoted prices in active markets for identical investments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets			
Securities and derivative contracts owned, at fair value	$ 96,449,950	$ –	$ –
Total	**$ 96,449,950**	**$ –**	**$ –**
Liabilities			
Securities and derivative contracts sold, but not yet purchased, at fair value	101,428,817	–	–
Total	**$ 101,428,817**	**$ –**	**$ –**

The fair value of securities and derivatives contracts owned and sold, but not yet purchased, is based on quoted prices in active markets. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

8. Fixed Assets

At September 30, 2009, fixed assets are comprised of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer and telephone equipment	$ 1,654,395	$ (1,504,800)	$ 149,595
Software	759,455	(653,698)	105,757
Furniture and fixtures	700,651	(454,054)	246,597
Leasehold improvements	1,761,037	(1,078,839)	682,198
	$ 4,875,538	$ (3,691,391)	$ 1,184,147

9. Regulatory Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2009, the Company had net capital of $78,938,164 which was $78,688,164 in excess of the required net capital of $250,000. During the year, the Company did not effect transactions for anyone defined as a customer under SEC Customer Protection (Rule 15c3-3). Accordingly, at September 30, 2009, the Company had no customer related debit items to be aggregated under this Rule.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

10. Related Party Transactions

At September 30, 2009, related party balances receivable and payable primarily consist of balances related to fees for back-office services such as securities clearance and settlement, accounting and payroll services, fees for the use of office space and fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in due from / due to brokers, clearing organizations and others on the statement of financial condition.

	Due from Affiliates	Due to Affiliates
Maple Partners America, Inc. ("MPAI")	$ 495,816	$ –
Maple Arbitrage, Inc. ("MAI")	3,217	–
Maple Securities Canada, Ltd. ("MSCL")	36	9,753
Maple Trade Finance Corp. ("MTFC")	82,704	–
Maple Bank Toronto Branch ("MBTOR")	2,704	–
Maple Securities U.K., Ltd. ("MSUK")	1,455	–
Maple Partners Software Services, Inc. ("MPSSC")	–	14,140
Maple Financial U.S. Holdings, Inc. ("MFUSH")	35,000	–
	$ 620,932	$ 23,893

At September 30, 2009, $5,310,690 related to securities borrowed and $52,752,027 related to securities lending transactions were due from and due to affiliates, respectively. These amounts are primarily with Maple Bank GmbH ("MBG") and MSUK and are included in securities borrowed and securities loaned, respectively on the statement of financial condition.

During the year the Company made advances to and received advances or overdrafts from MBG and MTFC. These advances or overdrafts were due upon demand. At September 30, 2009, the Company had overdrafts with MBG of $633,147. The Company has an unsecured line of credit agreement with MBG, principally to finance securities lending activities. There is no stated limit on the line of credit and the Company pays no fees for the line of credit unless drawn upon. At September 30, 2009, there were $15.8 million of outstanding borrowings against the line of credit. This amount is included in loan payable on the statement of financial condition. Interest on such borrowings is based on the federal funds effective rate plus 50 basis points.

10. Related Party Transactions (continued)

The Company has entered into equity swap transactions with MPAI. At September 30, 2009, the fair value of equity swap transactions of $26,220 is included in securities and derivative contracts owned on the statement of financial condition. The Company mitigates its credit risk exposure on equity swaps by obtaining collateral in the form of cash held in a segregated cash account. At September 30, 2009, the collateral obtained was $800,000 and is recorded as cash collateral held pursuant to swap arrangement and obligation to return cash collateral held pursuant to swap arrangement on the statement of financial condition.

11. Income Taxes

The Company's income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. The Company files separate state and local income tax returns. A provision for taxes is allocated to the Company based on the tax that would have been determined on a separate tax return basis.

The Company has gross deferred tax assets of approximately $0.7 primarily related to unpaid remuneration for fiscal 2009 and the fixed assets basis used for Generally Accepted Accounting Principles ("GAAP") and tax purposes. At September 30, 2009, the Company believes it is more likely than not that the entire amount of such deferred tax assets will be realized in the future.

12. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company trades various derivative financial instruments with off–balance sheet risk. The Company enters into derivative transactions to manage the Company's own exposure to market and credit risk resulting from its business activities.

Derivatives are financial instruments, which include forward foreign exchange contracts, index futures and options, whose value is based upon an underlying asset, index or reference rate. Each of these derivative financial instruments contain varying degrees of off-balance sheet risk whereby changes in the fair values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition.

12. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability, subsequently marked at its fair value, and is included in securities sold, but not yet purchased on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current fair value.

Equity swap transactions represent agreements between two parties to make payments based upon the performance of equity instruments. Under the terms of these transactions, the Company is obligated to pay the appreciation, or entitled to receive the depreciation on a portfolio of equity securities The ultimate gain or loss depends upon the prices at which the underlying financial instruments of the equity swap transactions are valued, on settlement date.

At September 30, 2009, the Company holds the following derivative financial instruments:

	Fair Value of Assets	Fair Value of Liabilities
Exchange traded options	$ 357	$ 10,096,191
Equity swaps	26,220	–
	$ 26,577	$ 10,096,191

13. Commitments and Contingent Liabilities

The Company has obligations under leases in excess of one year related to office space. As of September 30, 2009, the aggregate minimum annual rental commitments under the operating leases are as follows (for the fiscal year ending September 30):

2010	$ 816,830
2011	816,830
2012	816,830
2013	816,830
Thereafter	340,346
	$ 3,607,666

The Company may be involved in litigation arising in the normal course of business. At September 30, 2009, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

The Company applies the provisions of the ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

14. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties described in note 10 to this statement of financial condition. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of any collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

15. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

16. Subsequent Events

In May 2009, the FASB issued amended accounting principles related to ASC 855, *Subsequent Events*, which codify the guidance regarding the disclosure of events occurring subsequent to the statement of financial condition date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the statement of financial condition date but before the statement of financial condition is issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the statement of financial condition is required. The Company evaluated subsequent events through November 25, 2009 (i.e., the date the statement of financial condition is issued) and found no material impact to the Company's financial condition.

Ernst & Young

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Maple Securities U.S.A., Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Maple Securities U.S.A., Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through September 30, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries on the Company's bank statements and general ledger. No findings were noted.

2. Compared the total quarter to date revenue amounts reported on the June 30, 2009 and September 30, 2009 FOCUS reports with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through September 30, 2009. No findings were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including information derived from the Company's general ledger and sub-ledger systems. No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. No findings were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through September 30, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

ERNST & YOUNG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

November 25, 2009

Ernst & Young LLP

SEC Mail Processing Section NOV 27 2009 Washington, DC 122

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-046184 FINRA SEP
MAPLE SECURITIES U S A INC
10 EXCHANGE PL STE 2600
JERSEY CITY NJ 07302-3918

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 29,486

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)
1/16/2009
Date Paid

C. Assessment balance due 29,336

D. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 29,336

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 29,336

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MAPLE SECURITIES USA INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President, CEO
(Title)

Dated the 24th day of NOVEMBER, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sep. 30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,161,408
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	1,633,175
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,633,175
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__________	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $__________	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 11,794,583
2e. General Assessment @ .0025	$ 29,486

(to page 1 but not less than $150 minimum)

Maple Securities U.S.A. Inc.

Schedule of assessment payments

Payment date	Amount	Name of SIPC collection agent
1/16/2009	$ 150	Securities Investors Protection Corp Washington, DC

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STATEMENT OF FINANCIAL CONDITION

Maple Securities U.S.A. Inc.
September 30, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG